Exhibit No. 12.

Questar Market Resources, Inc.

Ratio of Earnings to Fixed Charges

(Unaudited)

	6 Months Ended June 30,
	2009	2008
	(dollars in millions)
Earnings
Income before income taxes	$135.3	$486.2
Plus interest expense	32.1	31.0
Plus interest portion of rental expense	1.1	0.9
Plus distributions from unconsolidated affiliates	0.1	0.2
Less net income attributable to noncontrolling interest	(1.1)	(4.5)
Less income from unconsolidated affiliates	(1.1)	(0.4)
Total Earnings	$166.4	$513.4

Fixed Charges
Interest expense	$32.1	$ 31.0
Plus interest portion of rental expense	1.1	0.9
Total Fixed Charges	$33.2	$ 31.9

Ratio of Earnings to Fixed Charges	5.0	16.1

For purposes of this presentation, earnings represent income before income taxes adjusted for fixed charges, earnings and distributions of unconsolidated affiliates and noncontrolling interest. Fixed charges consist of total interest charges (expensed and capitalized), amortization of debt issuance costs, and the interest portion of rental expense estimated at 50%.